Exhibit 99.1

PRESS RELEASE

SOURCE: Neptune Technologies & Bioressources Inc.

Neptune to Hold Conference Call to Discuss Third Quarter Results for the Interim Period Ended December 31, 2017

Laval, Québec, CANADA – January 31, 2018 – Neptune Technologies & Bioressources Inc. (“Neptune” or the “Company”) (NASDAQ – TSX: NEPT), announces that it will be holding a conference call on February 14, 2018 at 5:00 PM (EST) to discuss its third quarter results for the interim period ended December 31, 2017.

The third quarter results press release will be issued on the same day at 4:00 PM (EST).

Conference Call Details:

Date:	Wednesday, February 14, 2018
Time:	5:00 PM Eastern Standard Time
Call:	1 (877) 223-4471 (within Canada and the U.S.)
1 (647) 788-4922 (outside Canada and the U.S.)
Webcast:	A live audio webcast and presentation of the results can be accessed at: http://neptunecorp.com/en/investors/events-and-presentations/

A replay of the call will be available for replay two hours after the call's completion, until March 14, 2018. The telephone numbers to access the replay of the call are 1 (416) 621-4642 or 1 (800) 585-8367 (toll-free), Conference ID 7495706. The archive of the webcast, along with its accompanying presentation, will also be made available immediately in the Investors section of Neptune’s website under Investor Events and Presentations.

About Neptune Technologies & Bioressources Inc.

Neptune is a wellness products company, with more than 50 years of combined experience in the industry. The Company formulates and develops turnkey solutions available in various unique delivery forms, offers specialty ingredients such as MaxSimil®, a patented ingredient that may enhance the absorption of lipid-based nutraceuticals, and a variety of other marine and seed oils. Neptune also sells premium krill oil directly to consumers through web sales at www.oceano3.com. Leveraging our scientific, technological and innovative expertise, Neptune is working to develop unique extractions and formulations in high potential growth segments such as medical and wellness cannabinoid-based products.

Neptune is also pursuing opportunities in the prescription drug markets, through its 20% investment in Acasti Pharma Inc. (“Acasti”). Acasti focuses on the research, development and commercialization of omega-3 phospholipid therapies for the treatment of severe hypertriglyceridemia.

The Company’s head office is located in Laval, Quebec.

For more information, please contact:

Neptune Wellness Solutions Mario Paradis VP & CFO, Neptune m.paradis@neptunecorp.com 1 (450) 687-2262 x236	Investor Relations Contact (Canada) Pierre Boucher MaisonBrison 1 (514) 731-0000 pierre@maisonbrison.com	Investor Relations Contact (U.S.) Ed McGregor/Jody Burfening LHA, IR 1 (212) 838-3777 emcgregor@lhai.com